SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 3)(1)

                                AYDIN Corporation
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $1.00 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    054681101
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  March 1, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 20 Pages)

                             Exhibit List on Page 10
--------
   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                          -----------------------
CUSIP No. 054 68 1101                   13D                Page 2 of 20 Pages
-------------------------------                          -----------------------

================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                       WC
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                       DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                             492,600
  OWNED BY     -----------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                         -0-
               -----------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                         492,600
               -----------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                         -0-
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                       492,600
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       9.5%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                          -----------------------
CUSIP No. 054 68 1101                   13D                Page 3 of 20 Pages
-------------------------------                          -----------------------

================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                   WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                       00
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                       USA
--------------------------------------------------------------------------------
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                             492,600
  OWNED BY     -----------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                         - 0 -
               -----------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                         492,600
               -----------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                         - 0 -
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                       492,600
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       9.5%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                          -----------------------
CUSIP No. 054 68 1101                   13D                Page 4 of 20 Pages
-------------------------------                          -----------------------

================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                   SANDERA PARTNERS, L.P.
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                       WC
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                       TEXAS
--------------------------------------------------------------------------------
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                               125,000
  OWNED BY      ----------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                           -0-
               -----------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                           125,000
               -----------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                           -0-
               -----------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         125,000
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            2.4%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                          -----------------------
CUSIP No. 054 68 1101                   13D                Page 5 of 20 Pages
-------------------------------                          -----------------------

================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                       WC
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                       DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                            3,100
  OWNED BY      ----------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                        -0-
                ----------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                           3,100
                ----------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                       3,100
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            .1%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                          -----------------------
CUSIP No. 054 68 1101                   13D                Page 6 of 20 Pages
-------------------------------                          -----------------------

================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                      MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                         00
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                       USA
--------------------------------------------------------------------------------
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                            128,100
  OWNED BY      ----------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                        - 0 -
                ----------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                        128,100
               -----------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                        - 0 -
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                       128,100
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       2.5%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                       IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                          -----------------------
CUSIP No. 054 68 1101                   13D                Page 7 of 20 Pages
-------------------------------                          -----------------------


         The following constitutes Amendment No. 3 to the Schedule 13D filed on July 30, 1998 (the "Schedule 13D"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively assigned to them in the Schedule 13D.

Item 6 is amended to add the following:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  The Issuer entered into an Agreement and Plan of Merger, dated as of March 1, 1999 (the "Merger Agreement"), with L-3 Communications Corporation, a Delaware corporation (the "Parent"), and Angel Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of the Parent pursuant to which the Purchaser has agreed to commence a tender offer (the "Offer") for all of the issued and outstanding shares of Common Stock for a cash price of $13.50. The Merger Agreement provides that following consummation of the Offer and subject to certain other terms and conditions in the Merger Agreement and in accordance with Delaware law, the Purchaser will be merged (the "Merger") with and into the Issuer and the shares of Common Stock that are not acquired in the Merger will be converted into the right to receive $13.50 per share in cash. The Offer is expected to commence on or prior to March 5, 1999.

         In connection with the execution of the Merger Agreement, Steel Partners II, L.P., Sandera Partners, L.P. and Newcastle Partners, L.P. (collectively, the "Tender Parties") entered into a Tender Agreement, dated as of March 1, 1999 (the "Tender Agreement"), with the Parent. A copy of the Tender Agreement is attached as Exhibit 8 hereto and is incorporated herein by reference. The following summary of the Tender Agreement is qualified in its entirety by reference to the Tender Agreement.

         Pursuant to the Tender Agreement, so long as the Merger Agreement has not been terminated in accordance with its terms, the Tender Parties have agreed to Tender validly pursuant to the Offer (and not thereafter to withdraw) all shares of the Common Stock owned by them pursuant to and in accordance with the terms of the Offer.

         In connection with the Tender Agreement, the Tender Parties have made certain customary representations, warranties and covenants, including with respect to (i) ownership of their shares of Common Stock, (ii) the Tender Parties' authority to enter into and perform their respective obligations under the Tender Agreement, (iii) the ability of the Tender Parties to enter into the Tender Agreement without violating other agreements to which they are a party,
(iv) the absence of liens and encumbrances on and in respect of the Tender Parties' shares of Common Stock and (v) certain restrictions on the transfer of the Tender Parties' shares of Common Stock. The obligations of the Tender Parties are several and not joint.

         Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

Item 7 is hereby amended in its entirety as follows:

Item 7.  Material to be Filed as Exhibits.

-------------------------------                          -----------------------
CUSIP No. 054 68 1101                   13D                Page 8 of 20 Pages
-------------------------------                          -----------------------


                  1. Joint Filing Agreement between Steel Partners and Warren G. Lichtenstein.

                  2. Joint Filing Agreement between Steel Partners, Warren Lichtenstein, Robert Frankfurt, Sandera Partners, L.P., Newcastle Partners, L.P. and Mark E. Schwarz.

                  3.       Preliminary Consent Solicitation Statement.

                  4. Letter from Warren G. Lichtenstein to I. Gary Bard dated September 9, 1998.

                  5.       Stockholder list demand letter and written consent.

                  6. Standstill and Settlement Agreement dated as of September 18, 1998 by and among Aydin Corporation, Steel Partners II, L.P., Warren G. Lichtenstein, Sandera partners, L.P., Newcastle Partners, L.P., Mark E. Schwarz and Robert Frankfurt.

                  7.       Joint Press Release dated September 18, 1998.

                  8. Tender Agreement, dated as of March 1, 1999 among Steel Partners II, L.P., Sandera Partners, L.P. and Newcastle Partners, L.P., and L-3 Communications Corporation.

-------------------------------                          -----------------------
CUSIP No. 054 68 1101                   13D                Page 9 of 20 Pages
-------------------------------                          -----------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: March 2, 1999                      STEEL PARTNERS II, L.P.

                                          By: Steel Partners, L.L.C. General
                                              Partner

                                          By:/s/ Warren G. Lichtenstein
                                             -----------------------------------
                                             Warren G. Lichtenstein
                                             Chief Executive Officer

                                          /s/ Warren G. Lichtenstein
                                          --------------------------------------
                                              WARREN G. LICHTENSTEIN

                                          SANDERA PARTNERS, L.P.

                                          By: Sandera Capital Management L.P.
                                              General Partner

                                          By: Sandera Capital, L.L.C.
                                              General Partner

                                          By: /s/ Mark E. Schwarz
                                              ----------------------------------
                                              Mark E. Schwarz
                                              Vice President and Managing
                                              Member

                                          NEWCASTLE PARTNERS, L.P.

                                          By:/s/ Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz
                                             General Partner

                                          /s/ Mark E. Schwarz
                                          --------------------------------------
                                          Mark E. Schwarz

-------------------------------                          -----------------------
CUSIP No. 054 68 1101                   13D               Page 10 of 20 Pages
-------------------------------                          -----------------------


                                  EXHIBIT INDEX


Exhibit                                                                    Page
*1.      Joint Filing Agreement
*2.      Joint Filing and Solicitation Agreement dated
         September 3, 1998
*3.      Preliminary Consent Solicitation Statement
*4.      Letter from Warren G. Lichtenstein to I. Gary
         Bard dated September 9, 1998
*5.      Stockholder list demand letter and written
         consent
*6.      Standstill and Settlement Agreement dated as
         of September 18, 1998 by and among Aydin
         Corporation, Steel Partners II, L.P., Warren
         G. Lichtenstein, Sandera Partners, L.P.,
         Newcastle Partners, L.P., Mark E. Schwarz and
         Robert Frankfurt.
*7.      Joint Press Release dated September 18, 1998.
 8.      Tender Agreement, dated as of March 1, 1999                        11
         among Steel Partners II, L.P., Sandera
         Partners, L.P., Newcastle Partners, L.P. and L-3
         Communications Corporation.

------------------------
* Previously filed

-------------------------------                          -----------------------
CUSIP No. 054 68 1101                   13D                Page 11 of 20 Pages
-------------------------------                          -----------------------

                                TENDER AGREEMENT

                  TENDER AGREEMENT (this "Agreement"), dated as of March 1, 1999, among L-3 Communications Corporation, a Delaware corporation ("Parent"), and the other parties set forth on the signature page hereof (collectively, the "Stockholders").

                                    RECITALS

                  Concurrently herewith, Parent, Angel Acquisition Corp., a Delaware corporation and a direct, wholly owned subsidiary of Parent ("Sub"), and Aydin Corporation, a Delaware corporation (the "Company"), are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement), pursuant to which Sub agrees to make an offer (the "Offer") for all outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of the Company, at a price of $13.50 per share (the "Offer Price"), net in cash, to be followed by a merger (the "Merger") of Sub with and into the Company.

                  As a condition to their willingness to enter into the Merger Agreement and make the Offer, Parent and Sub have required that the Stockholders agree, and the Stockholders have agreed, among other things, to tender the number of shares of Common Stock of each Stockholder set forth on Annex A hereto, together with any additional shares when and if they are acquired (such shares, and any additional shares when and if they are acquired, being referred to herein as the "Shares") pursuant to the Offer and not withdraw any Shares therefrom on the terms and conditions provided for herein.

                  The Board of Directors of the Company has exempted this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby so as to render inapplicable Section 203 of the Delaware General Corporation Law ("DGCL") to the transactions contemplated hereby and thereby.


                                    AGREEMENT

                  To implement the foregoing and in consideration of the mutual agreements contained herein, the parties agree as follows:

                  1. Agreement to Tender. The Stockholders hereby agree to validly tender (or cause the record owner to validly tender) all of their Shares pursuant to and in accordance with the terms of the Offer and not withdraw any Shares therefrom.

                  2. Voting of Shares. Each Stockholder hereby agrees to (a) vote the Shares in favor of the approval of the Merger Agreement; (b) vote the Shares against any action or agreement

-------------------------------                          -----------------------
CUSIP No. 054 68 1101                   13D               Page 12 of 20 Pages
-------------------------------                          -----------------------


that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement; and (c) vote the Shares against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer. Each Stockholder shall not hereafter purport to vote (or execute a consent with respect to) such Shares (other than in accordance with the requirements of this Section 2) or grant any other proxy or power of attorney with respect to any Shares, deposit any Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of such Shares.

                  3.       Representations and Warranties.

                  3.1 Representations and Warranties of Parent. Parent hereby represents and warrants to the Stockholders as follows:

                           (a) Due Authorization.  The execution and delivery of
this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Parent, and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and constitutes a valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) is subject to general principles of equity.

                           (b) No  Conflicts.  Except for (i) filings  under the
HSR Act, if applicable, (ii) the applicable requirements of the Exchange Act and the Securities Act, (iii) the applicable requirements of state securities, takeover or blue sky laws and (iv) such notifications, filings, authorizing actions, orders and approvals as may be required under other laws, no filing with, and no permit, authorization, consent or approval of any state, federal, foreign public body or authority is necessary for the execution of this Agreement by Parent.

                           (c)  Good  Standing.  Parent  is a  corporation  duly
organized, validly existing and in good standing under the laws of Delaware and has all requisite corporate power and authority to execute and deliver this Agreement.

                  3.2 Representations and Warranties of Stockholders. Each Stockholder, individually and solely as to itself hereby represents and warrants to Parent as follows:

                           (a)  Ownership  of Shares.  Each  Stockholder  is the
record or beneficial owner of the Shares set forth opposite its name on Annex A hereto and has the power to vote and

-------------------------------                          -----------------------
CUSIP No. 054 68 1101                   13D               Page 13 of 20 Pages
-------------------------------                          -----------------------


dispose of such Shares. To each Stockholder's knowledge, such Shares are validly issued, fully paid and nonassessable, with no personal liability attaching to the ownership thereof. Each Stockholder has good title to the Shares, free and clear of any agreements, liens, adverse claims or encumbrances whatsoever with respect to the ownership of or the right to vote such Shares.

                           (b) Power;  Binding  Agreement.  Each Stockholder has
the legal capacity, power and authority to enter into and perform all of its obligations under this Agreement. The execution, delivery and performance of this Agreement by each Stockholder will not violate any other agreement to which such Stockholder is a party including, without limitation, any voting agreement, stockholders agreement or voting trust. This Agreement has been duly and validly authorized, executed and delivered by each Stockholder and constitutes a valid and binding agreement of each Stockholder, enforceable against each Stockholder in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) is subject to general principles of equity.

                           (c) No  Conflicts.  Except for (i) filings  under the
HSR Act, if applicable, (ii) the applicable requirements of the Exchange Act and the Securities Act, (iii) the applicable requirements of state securities, takeover or blue sky laws and (iv) such notifications, filings, authorizing actions, orders and approvals as may be required under other laws, (A) no filing with, and no permit, authorization, consent or approval of, any state, federal or foreign public body or authority is necessary for the execution of this Agreement by each Stockholder and the consummation by each Stockholder of the transactions contemplated hereby and (B) neither the execution and delivery of this Agreement by each Stockholder nor the consummation by each Stockholder of the transactions contemplated hereby nor compliance by each Stockholder with any of the provisions hereof shall (1) conflict with or result in any breach of any provision of the certificate of incorporation, by-laws, trust or charitable instruments (or similar documents) of such Stockholder, (2) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which such Stockholder is a party or by which they or any of their properties or assets may be bound or
(3) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such Stockholder or any of his or its properties or assets, except in the case of (2) or (3) for violations, breaches or defaults which would not in the aggregate materially impair the ability of such Stockholder to perform its obligations hereunder.

                  4. Certain Covenants of Stockholder. Each Stockholder hereby covenants and agrees, individually and solely, as to itself as follows:

                  4.1  No   Solicitation.   No  Stockholder  nor  any  employee,
representative or agent of any Stockholder shall, directly or indirectly, encourage, solicit, participate in or initiate

-------------------------------                          -----------------------
CUSIP No. 054 68 1101                   13D               Page 14 of 20 Pages
-------------------------------                          -----------------------


discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent and Sub, any affiliate or associate of Parent and Sub or any designees of Parent or
Sub) concerning any merger, sale of all or any material portion of the assets, sale of shares of capital stock or similar transactions (including an exchange of stock or assets) involving the Company or any subsidiary or division of the Company. If any Stockholder, or any employee, representative or agent of any Stockholder, receives an inquiry or proposal with respect to the sale of Shares, then such Stockholder shall promptly inform Parent of the terms and conditions, if any, of such inquiry or proposal and the identity of the person making it. Each Stockholder shall, and shall cause his or its employees, representatives and agents to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.

                  4.2 Restriction on Transfer and NonInterference. Each Stockholder hereby agrees, while this Agreement is in effect, and except as contemplated hereby, not to (a) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any Shares; provided that any Stockholder may transfer Shares to any other Stockholder; provided further that as a condition to such transfer, such other Stockholder agrees in writing on terms reasonably acceptable to Parent to become a party to, and agrees to be bound by, to the same extent as the transferring Stockholder, the terms of this Agreement or (b) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing or its obligations under this Agreement.

                  4.3 Legending of Certificates; Nominees Shares. If requested by Parent, the Stockholders agree to submit to Parent contemporaneously with or promptly following execution of this Agreement all certificates representing their Shares so that Parent may note thereon a legend referring to the rights granted to it by this Agreement. If any of the Shares beneficially owned by the Stockholders are held of record by a brokerage firm in "street name" or in the name of any other nominee (a "Nominee," and, as to such Shares, "Nominee Shares"), the Stockholders agree that, upon written notice by Parent requesting it, the Stockholders will within five days of the giving of such notice execute and deliver to Parent a limited power of attorney in such form as shall be reasonably satisfactory to Parent solely to enable Parent to require the Nominee to (i) enter into an agreement to the same effect as Section 2 hereof with respect to the Nominee Shares held by such Nominee, (ii) tender such Nominee Shares in the Offer pursuant to Section 1 hereof and (iii) submit to Parent the certificates representing such Nominee Shares for notation of the above-referenced legend thereon.

                  4.4 Stop Transfer Order. In furtherance of this Agreement, concurrently herewith, the Stockholders shall and hereby do authorize the Company's counsel to notify the Company's transfer agent that, except as permitted pursuant to Section 4.2 of this Agreement, there is a stop


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CUSIP No. 054 68 1101                   13D               Page 15 of 20 Pages
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transfer order with respect to all of the Shares (and that this Agreement places limits on the transfer of such Shares).

                  5. Further Assurances. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate the transactions contemplated by this Agreement.

                  6. Adjustments to Prevent Dilution. In the event of a stock dividend or distribution, or any change in the Company's Common Stock by reason of any stock dividend, split-up, reclassification, recapitalization, combination or the exchange of shares, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged. In such event, the definitions of "Set Amount" and "Initial Amount" shall be proportionally adjusted.

                  7.       Miscellaneous.

                  7.1 Entire Agreement; Assignment. This Agreement (i) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (ii) shall not be assigned by operation of law or otherwise, provided that Parent may assign its rights and obligations hereunder to any direct or indirect wholly owned parent company or subsidiary of Parent, but no such assignment shall relieve Parent of its obligations hereunder if such assignee does not perform such obligations.

                  7.2 Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.

                  7.3 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram, telex or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

         If to the Stockholders:    c/o Steel Partners II, L.P.
                                        150 East 52nd Street
                                        21st Floor
                                        New York, New York 10022
                                        Attention: Warren G. Lichtenstein


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CUSIP No. 054 68 1101                   13D               Page 16 of 20 Pages
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         copy to:          Olshan Grundman Frome Rosenzweig & Wolosky, LLP
                           505 Park Avenue
                           New York, New York 10022
                           Attention: Steven Wolosky, Esq.

         If to Parent:     L-3 Communications Corporation
                           600 Third Avenue
                           New York, New York 10016
                           Attention: Christopher Cambria, Esq.

         copy to: Simpson Thacher & Bartlett
                           425 Lexington Avenue
                           New York, New York  10017
                           Attention: William E. Curbow, Esq.

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

                  7.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

                  7.5 Termination. This Agreement shall terminate on the earlier of (i) the Effective Time or (ii) the termination of the Merger Agreement in accordance with its terms.

                  7.6 Waiver of Dissenter's and Appraisal Rights. The Stockholders agree that they will not exercise any rights to dissent from the Merger or request appraisal rights of their Shares pursuant to Section 262 of the DGCL or any other similar provisions of law in connection with the transactions contemplated hereby.

                  7.7 Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore, each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

                  7.8 Counterparts. This Agreement may be executed in any number of separate counterparts, each of which shall be deemed to be an original, and all of which shall constitute one and the same agreement.



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CUSIP No. 054 68 1101                   13D               Page 17 of 20 Pages
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                  7.9 Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

                  7.10 Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

                  7.11 Duty of Directors. Nothing contained in Section 4.1 shall limit the right of any officer, director, employee or representative of a Stockholder who is a director of the Company from exercising his or her fiduciary responsibility as a director, consistent with the terms of the Merger Agreement.



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CUSIP No. 054 68 1101                   13D               Page 18 of 20 Pages
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                  IN WITNESS WHEREOF,  this Agreement has been executed by or on behalf of each of the parties hereto, all as of the date first above written.

                                   L-3 COMMUNICATIONS CORPORATION


                                   By:/s/ Christopher C. Cambria
                                          --------------------------------------
                                       Name:  Christopher C. Cambria
                                       Title: Vice President,
                                              Secretary-General Counsel


                                   STEEL PARTNERS II, L.P.

                                   By: Steel Partners, L.L.C., General Partner


                                   By:/s/ Warren G. Lichtenstein
                                          --------------------------------------
                                          Warren G. Lichtenstein,
                                          Chief Executive Officer


                                   SANDERA PARTNERS, L.P.

                                   By: Sandera Capital Management L.P.,
                                       General Partner

                                   By: Sandera Capital L.L.C.,
                                       General Partner


                                   By: /s/ Mark E. Schwarz
                                       ----------------------------------------
                                           Mark E. Schwarz, Vice President and
                                           Managing Member


                                   NEWCASTLE PARTNERS, L.P.

                                   By: /s/ Mark E. Schwarz
                                       -----------------------------------------
                                           Mark E. Schwarz, General Partner



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CUSIP No. 054 68 1101                   13D               Page 19 of 20 Pages
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                                     ANNEX A




                                                               Number of Shares
Name                                                           of Common Stock

Steel Partners II, L.P.                                            492,600

Sandera Partners, L.P.                                             125,000

Newcastle Partners, L.P.                                             3,100